SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 30)

                             -----------------------

                        SIZELER PROPERTY INVESTORS, INC.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   830137-10-5
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

          Carolyn Tiffany                                  David J. Heymann
First Union Real Estate Equity and                    Post Heymann & Koffler LLP
       Mortgage Investments                           Two Jericho Plaza, Wing A
         7 Bulfinch Place                                      Suite 111
             Suite 500                                  Jericho, New York 11753
    Boston, Massachusetts 02114                             (516) 681-3636
          (617) 570-4614

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 11, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 830137-10-5                  13D/A
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Union Real Estate Equity and Mortgage Investments
      I.R.S. I.D. No.  34-6513657
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     1,550,600
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,550,600
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,550,600 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.4%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 30 amends certain information contained in the Schedule 13D filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc. ("Sizeler"), as amended by Amendment No. 1 to
Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to
Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to
Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to
Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to
Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to
Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to
Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to
Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to
Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to
Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to
Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to
Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to
Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to
Schedule 13D dated March 18, 2005, as further amended by Amendment No. 15 to
Schedule 13D dated March 22, 2005, as further amended by Amendment No. 16 to
Schedule 13D dated March 23, 2005, as further amended by Amendment No. 17 to
Schedule 13D dated March 24, 2005, as further amended by Amendment No. 18 to
Schedule 13D dated March 28, 2005, as further amended by Amendment No. 19 to
Schedule 13D dated March 29, 2005, as further amended by Amendment No. 20 to
Schedule 13D dated April 19, 2005, as further amended by Amendment No. 21 to
Schedule 13D dated April 19, 2005, as further amended by Amendment No. 22 to
Schedule 13D dated April 28, 2005, as further amended by Amendment No. 23 to
Schedule 13D dated May 4, 2005, as further amended by Amendment No. 24 to
Schedule 13D dated May 5, 2005, as further amended by Amendment No. 25 to
Schedule 13D dated May 18, 2005, as further amended by Amendment No. 26 to
Schedule 13D dated June 15, 2005, as further amended by Amendment No. 27 to
Schedule 13D dated June 23, 2005, as further amended by Amendment No. 28 to
Schedule 13D dated July 14, 2005, and as further amended by Amendment No. 29 to
Schedule 13D dated August 4, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended as follows:

      First Union purchased 18,300 Shares on August 9, 2005, 21,700 Shares on August 10, 2005 and 10,000 Shares on August 11, 2005 for an aggregate purchase price of $639,617, which funds were provided from the working capital of First Union.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended as follows:

      On August 11, 2005, First Union sent a letter to Sizeler in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 requesting that Sizeler include in its proxy statement for the next annual meeting of shareholders the following proposal:

            RESOLVED, that the stockholders of the Company, believing that the value of their investment in the Company can best be maximized through an orderly liquidation of its assets, hereby request that the Board of Directors adopt a plan of liquidation which provides that (i) all of the Company's assets would be sold in an orderly process, (ii) a committee of the Board of Directors be established consisting of directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, and who otherwise qualify as independent directors, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the assets, (iii) the proceeds from such sales, together with cash reserves, be distributed to the shareholders, and (iv) no person or entity affiliated with the Company or any of its officers or directors would seek to acquire any Company asset, and no such person or entity would receive any brokerage commission or similar fee from any sale of a Company asset

A copy of the letter sent to Sizeler is attached hereto as an Exhibit 26.

Item 5. Interest in Securities of the Issuer

      Item 5 is hereby amended and restated to read as follows:

      (a) As of the close of business on August 11, 2005, First Union directly owns 1,550,600 Shares representing 7.4% of the total outstanding Shares. The foregoing is based upon 21,073,786 Shares outstanding which represents the number of shares reported outstanding in the Issuer's Quarterly Report on Form 10Q for the period ended June 30, 2005. In addition, First Union holds 4,800 shares of Sizeler's 9.75% Series B Cumulative Redeemable Preferred Stock.

      (b) First Union has the sole power to vote and dispose of 1,550,600 Shares owned by First Union.

      (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union and not previously reported. All such transactions were purchases effected by First Union on the open market.

        Date                           Number of Shares          Price Per Share

        August 9, 2005                           18,300                   $12.78
        August 10, 2005                          21,700                   $12.79
        August 11, 2005                          10,000                   $12.82

      (d) Not applicable

      (e) Not applicable

Item 7. Materials to be Filed as Exhibits.

      Exhibit 26. Letter from First Union to Sizeler dated August 11, 2005 relating to a stockholder proposal.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2005                        FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS


                                              By: /s/ Michael L. Ashner
                                                  -------------------------
                                                  Michael L. Ashner
                                                  Chief Executive Officer